CONFIDENTIAL

FOIA CONFIDENTIAL TREATMENT REQUEST	+1 617 526 6000 (t)
+1 617 526 5000 (f)

The entity requesting confidential treatment is:
Blue Apron Holdings, Inc.
5 Crosby Street

New York, New York 10013
Attn: Bradley J. Dickerson
Chief Financial Officer
(347) 719-4312

June 6, 2017

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Mara L. Ransom

Re:              Blue Apron Holdings, Inc.
Registration Statement on Form S-1
Filed June 1, 2017
File No. 333-218425

Ladies and Gentlemen:

On behalf of Blue Apron Holdings, Inc. (the “Company”), set forth below is supplemental information for the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Registration Statement on Form S-1 (File No. 333-218425) (the “Registration Statement”).  The supplemental information set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

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Determining the Fair Value of the Class A Common Stock Prior to the IPO

In December 2016, the Company implemented a corporate reorganization, as more fully described on pages 7 and 8 of the Registration Statement. In connection with the corporate reorganization, the Company implemented a tri-class capital structure consisting of two classes of voting common stock, Class A Common Stock and Class B Common Stock, and one class of non-voting stock, Class C Capital Stock.  The Company will be issuing shares of Class A Common Stock in the offering contemplated by the Registration Statement.

As discussed in the Registration Statement, the Company’s board of directors has historically determined the fair value of the Class B Common Stock, shares of which underlie the Company’s outstanding stock options, on each option grant date based on a variety of factors, including contemporaneous valuations performed by a third-party valuation specialist.  The valuation analyses used by the Company’s board of directors included judgments regarding the determination of an appropriate valuation method at each grant date, and other judgments and estimates including the time to potential liquidity events, including an initial public offering (“IPO”), as well as the probabilities assigned to such events, and the related valuations under each scenario, among other factors.  Since the beginning of 2016, the Company’s board of directors has determined that the fair value of its Class B Common Stock increased from $3.69 per share to $4.03 per share, $5.44 per share, $5.53 per share, $7.04 per share, $12.37 per share and to $15.99 per share.  Furthermore, the Company’s board of directors determined that the fair value of its Class A Common Stock increased from $12.37 as of March 31, 2017 to $15.99 as of May 15, 2017.  The primary drivers of these increases were growth in the Company’s business, including growth in its net revenue, an increase in the probability and expected valuation range of an IPO, decreases in the time to a projected liquidity event and related decreases in the discount for lack of marketability of the Company’s common stock, and general market conditions.

Initial Public Offering Price Range

Rule 83 Confidential Treatment Request by Blue Apron Holdings, Inc.
Request #1

The Company hereby supplementally advises the Staff that on June 1, 2017, representatives of the underwriters advised the Company that, considering information currently available and current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary price range of $[**] to $[**] per share for the initial public offering of the Company’s Class A Common Stock (before giving effect to any stock split that the Company may implement prior to the effectiveness of the Registration Statement).

This anticipated price range is based on a number of factors, including the Company’s future prospects and those of other companies in the industries in which the Company competes, the Company’s historical and prospective financial and operating results, the market prices of securities of companies operating in similar industries as the Company, existing conditions in the public capital markets and preliminary discussions with representatives of the underwriters regarding potential valuations of the Company.  Furthermore, given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range for this offering.  The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) remains subject to adjustment based on various factors outside of the Company’s control.

The anticipated price range for this offering was determined with reference to several quantitative and qualitative factors, each of which contributed to the difference between the Company’s most recent determination of the value of its Class A Common Stock as of May 15, 2017 of $15.99 per share and the midpoint of the anticipated offering price range of $[**] per share.  Specifically, the Company believes that the difference between the fair value of its Class A Common Stock determined as of May 15, 2017 and the midpoint of the anticipated price range for this offering is the result of the following factors, among others:

Blue Apron Holdings, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Bradley J. Dickerson, Chief Financial Officer, Blue Apron Holdings, Inc., 5 Crosby Street, New York, New York 10013, Tel: (347) 719-4312, before it permits any disclosure of the bracketed information in Request #1.

•                  The estimated price range for this offering assumes that the Company’s IPO has occurred and a public market for the Company’s Class A Common Stock has been created, and therefore excludes any discount for lack of marketability of the Company’s Class A Common Stock.

•                  The estimated price range is based only upon a scenario in which the Company completes this offering and is not probability weighted, in contrast to the Company’s prior valuations of its Class A Common Stock, which considered multiple potential outcomes, some of which would have resulted in a lower value of the Company’s Class A Common Stock than in an initial public offering.

•                  In recent “testing-the-waters” meetings, the Company received positive feedback from potential investors in this offering.

•                  The Company’s continued growth of its net revenue and in the number of newly acquired customers.

•                  The estimated price range for this offering assumes the conversion of all of the Company’s outstanding preferred stock.  The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s Class A Common Stock.  Upon the closing of this offering, all outstanding shares of the Company’s preferred stock will convert into shares of Class B Common Stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the Class A Common Stock.

•                  The estimated price range for this offering also assumes the conversion of all of the Company’s outstanding convertible notes.  The Company’s outstanding convertible notes are general debt obligations of the Company and therefore have substantial economic rights and priority over the Company’s Class A Common Stock.  Upon the closing of this offering, all outstanding convertible notes of the Company will convert into shares of Class B Common Stock, thus eliminating the superior rights and priority of the convertible notes as compared to the Class A Common Stock.

•                  The Company has continued to prepare for the completion of an IPO, including that the Company publicly filed the Registration Statement with the Commission on or about June 1, 2017.

•                  The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources.  In addition, the completion of this offering would provide the Company with ready access to the public company equity and debt markets.

•                  In the public markets, the Company believes some investors may apply more qualitative and subjective valuation criteria to its business than the valuation methods applied in the Company’s valuations, although there can be no assurance that this will in fact be the case.  As a private company, the Company’s board of directors used a more quantitative methodology to determine the fair value of its Class A Common Stock, and methodology used by the Company differs from the methodology used to determine the estimated price range for this offering.  The estimated price range for this offering was not derived using a formal, quantitative determination of fair value, but rather was determined based on a combination of the quantitative and qualitative factors described above, as well as discussions between the Company and representatives of the underwriters.  In particular, the estimate of fair value of the Company’s Class A Common Stock as of May 15, 2017 was not a factor in setting the estimated price range for this offering.

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review.  For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose.  We respectfully reserve the right to request that this letter be returned to us at an earlier date.

In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

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If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6626. Thank you for your assistance.

Very truly yours,

/s/ David A. Westenberg
David A. Westenberg

cc:                                Bradley J. Dickerson, Blue Apron Holdings, Inc.

Benjamin C. Singer, Esq., Blue Apron Holdings, Inc.

Mark G. Borden, Esq., Wilmer Cutler Pickering Hale and Dorr LLP

Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission

100 F Street N.E., Mail Stop 2736

Washington, D.C. 20549